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EXHIBIT 99.5

AMENDMENT NO. 2 (2003-1)
TO THE
TRAVELERS 401(k) SAVINGS PLAN

        Pursuant to Section 12.01 of the Travelers 401(k) Savings Plan ("Plan"), the Company hereby amends the Plan, effective as of the dates set forth below, as follows:

          1.     Effective January 1, 2003, a new definition, "Annual Pay", is added to Section 2.01 as follows:

        "Annual Pay" of a Participant for any Plan Year means the sum of:

  (a)
  the annual base salary rate for the Participant as recorded on the books and records of an Affiliated Company (excluding overtime and any shift differentials) as of the last day of the calendar year which immediately precedes such current Plan Year; or, in the case of a Participant with no annual base salary rate so recorded, the annual base salary rate for the Participant as of the most recent date of hire as recorded on the books and records of an Affiliated Company (excluding overtime and any shift differentials) or, if no annual base salary rate is so recorded, the annual compensation rate for such Participant determined as of the last day of the calendar year immediately preceding such Plan Year or, if later, the most recent date of hire by an Affiliated Company;

  (b)
  the average of any commissions earned during the two calendar years which immediately precede the year in which the annual base salary rate is determined in Subsection (a) above, determined prior to any pre-tax elective deferrals under Sections 125, 132(f) or 402(e)(3) of the Code or under any nonqualified deferred compensation arrangement; provided that if the Participant was not continuously employed during such time period, then no average will be taken and any commissions earned during the calendar year which immediately precedes the year in which the annual base salary rate is determined in Subsection (a) above will be used for purposes of this Subsection (b); and

  (c)
  the average of any incentive bonuses earned during the two calendar years which immediately precede the year in which the annual base salary rate is determined in Subsection (a) above (i) which are paid in cash or would have been paid in cash in the absence of any pre-tax elective deferrals under Sections 125, 132(f) or 402(e)(3) of the Code or under any nonqualified deferred compensation arrangement, or (ii) which are paid in the form of an award of restricted stock, deferred stock or stock options issued with respect to Company stock; provided that if the Participant was not continuously employed during such time period, then no average will be taken and any incentive bonuses earned during the calendar year which immediately precedes the year in which the annual base salary rate is determined in Subsection (a) above will be used for purposes of this Subsection (c).

        For the 2003 Plan Year, Annual Pay shall be determined as set forth above, and shall include, in Subsections (b) and (c), any earnings that would have been included as "Annual Pay" under the Citigroup 401(k) Plan if the Citigroup 401(k) Plan applied the definition set forth above.

          2.     Effective January 1, 2003, the definition of "Look-Back Earnings" is deleted in its entirety from Section 2.01.

          3.     Effective January 1, 2003, Subsections (a)—(c) of Section 5.05 are restated in their entirety as follows:

    5.05
    Company Matching Contributions.

    (a)
    A Company Matching Contribution shall be made for a Plan Year and credited to the Company Matching Contribution Account for each Participant who makes Before-Tax Contributions for such Plan Year and is employed by an Affiliated Company on the last day of such Plan Year; provided; however, a Participant who incurs a Termination of Employment which constitutes a Qualifying Termination during such Plan Year shall become entitled to a Company Matching Contribution as of the last day of such Plan Year to the same extent such Participant would otherwise be entitled to such contribution if he were employed by an Affiliated Company as of the last day of such Plan Year.

    (b)
    Except as provided in Subsection (c) below, for a Participant satisfying the conditions of Subsection (a) above,

    (1)
    with Annual Pay for the Plan Year in an amount which is less than or equal to $50,000, the Company Matching Contribution for such Plan Year shall be a matching contribution equal to 300% of the Before-Tax Contributions made on behalf of such Participant for such Plan Year;

    (2)
    with Annual Pay for the Plan Year in an amount which is greater than $50,000 and less than or equal to $75,000, the Company Matching Contribution for such Plan Year shall be a matching contribution equal to 200% of the Before-Tax Contributions made on behalf of such Participant for such Plan Year; and

    (3)
    with Annual Pay for the Plan Year in an amount which is greater than $75,000, the Company Matching Contribution for such Plan Year shall be a matching contribution equal to 100% of the Before-Tax Contributions made on behalf of such Participant for such Plan Year;

        provided; however, in no event shall the amount of (i) any Before-Tax Contribution include any Catch-up Contribution, and (ii) any such Company Matching Contribution exceed the lesser of (A) 3% of the Participant's Compensation for such Plan Year or (B) $1,500.

      (c)
      If a Part-Time Employee first becomes a Participant on July 1 of the Plan Year for which a Company Matching Contribution is made, the Compensation used to determine the amount of the Company Matching Contribution for such Plan Year shall include only Compensation received by the Participant on or after such July 1.

          4.     Effective October 1, 2003, a new final paragraph is added to Subsection (a) of Section 10.08 as follows.

    Notwithstanding any provision of this Plan to the contrary, effective for deaths occurring on or after October 1, 2003, death benefits shall be payable in a lump sum no later than the last day of the calendar year following the calendar year in which the Participant's death occurs.

        IN WITNESS WHEREOF, the Company has caused this Amendment to be executed and effective this 30th day of June, 2003.

TRAVELERS PROPERTY CASUALTY CORP.
By:	/s/ DIANE D. BENGSTON Diane D. Bengston Senior Vice President

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AMENDMENT NO. 2 (2003-1) TO THE TRAVELERS 401(k) SAVINGS PLAN